SECOND AMENDED AND RESTATED CREDITORS'
SUBORDINATION AGREEMENT

This Second Amended and Restated Creditors' Subordination Agreement (the "Agreement") is made and entered into by **ZUNICOM, INC.**, a Texas corporation (the "Creditor"), for the benefit of **COMPASS BANK** and its successors and assigns ("Bank").

WHEREAS, Universal Power Group, Inc., a Texas corporation ("Borrower") has applied to Bank for an increased revolving line of credit in the principal amount of $30,000,000.00 (the "Loan"); and

WHEREAS, Creditor has heretofore loaned Borrower sums of money, has agreed to forebear collection of sums owed by Borrower to Creditor, and/or may hereafter grant further loans or forbearances to Borrower; and

WHEREAS, Creditor has previously executed that certain Amended and Restated Creditors' Subordination Agreement dated as of June 19, 2007 in favor of Bank; and

WHEREAS, as a condition to making the Loan, Bank has required that Creditor continue to subordinate any and all loans and indebtedness heretofore, now or hereafter owed or owing by Borrower to Creditor to any loan or indebtedness heretofore, now or hereafter owed or owing from Borrower to Bank, including, without limitation, any amounts now or hereafter owed or owing under or in connection with the Loan, as well as execute, deliver and perform this Agreement.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned Borrower and Creditor do hereby covenant and agree with Bank as follows:

1.   **Certain Definitions.** Unless otherwise defined herein, the following terms have the following meanings:

"Bank Indebtedness" means the principal of all loans from time to time owing from Borrower to Bank, all interest, whether now or hereafter accrued (including, without limitation, interest accrued subsequent to the filing of any petition under any bankruptcy, insolvency or similar law), on such principal amounts of such loans and all other indebtedness, obligations and liabilities (including, without limitation, principal, interest and fees), whether now existing or hereafter incurred, of Borrower to Bank, including without limitation to the generality of the foregoing, under or with respect to the Loan or any documents or instruments executed or delivered in connection therewith.

"Bank Security Documents" means each and all of the mortgages, loan and security agreements, revolving credit and security agreements, pledges, assignments, security agreements and other documents and instruments at any time securing any of the Bank Indebtedness.

"Subordinated Obligations" means all indebtedness, obligations and liabilities , whether now or hereafter existing or incurred. owing from time to time by Borrower to Creditor (plus any

limitation, any interest accrued subsequent to the filing of any petition under any bankruptcy, insolvency or similar law). The Subordinated Obligations shall include the obligations represented by the promissory notes referenced on the attached Schedule 1.

"Subordinated Security Documents" means each and all of the mortgages, security agreements, pledges, assignments and other documents and instruments at any time securing any of the Subordinated Obligations, subject, however, to Bank's consent in accordance with Section 2(e) of this Agreement.

2. **Subordination of Subordinated Obligations.**

(a) Creditor covenants and agrees that anything in any agreement or instrument creating, evidencing or relating to the Subordinated Obligations to the contrary notwithstanding, the Subordinated Obligations shall be subordinate and junior in right of payment, distribution and lien to the Bank Indebtedness, and without limiting the generality of the foregoing:

(i) Upon payment or distribution of all or any of the assets or securities of Borrower of any kind or character, whether in cash, property or securities, upon any dissolution, winding up, or total or partial liquidation, reorganization, arrangement, adjustment, protection, relief or composition of Borrower or its debts, whether voluntary or involuntary or in bankruptcy, insolvency, receivership, arrangement, reorganization, relief or other proceeding or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of Borrower or otherwise, all Bank Indebtedness shall first be paid in full in cash before any payment or distribution may be made in respect of the Subordinated Obligations, subject to any applicable exceptions contained within the Bank Security Documents; and

(ii) Subject to any applicable exceptions contained within the Bank Security Documents, no direct or indirect payment shall be made in respect of the Subordinated Obligations if, at the time of such payment, any Bank Indebtedness is outstanding or unpaid or Bank has any obligation to advance funds to or for the account of Borrower under any instrument or document.

(b) Notwithstanding anything to the contrary contained in the foregoing Section 2(a), the parties hereto agree that so long as no default exists under the Bank Indebtedness, Borrower shall make and the Creditor shall receive and may spend all regularly scheduled payments, but not prepayments, of principal and interest under the Subordinated Indebtedness.

(c) Without notice to or assent by Creditor:

(i) the Bank Indebtedness and the obligations or liabilities of any other party or parties (including without limitation any guarantor, endorser or co-obligor) in respect of the Bank Indebtedness may, from time to time, in whole or in part, be renewed, extended, modified, accelerated, restated, compromised or released; and

(ii)   any and all mortgages, pledges, assignments, encumbrances, liens or security interests (legal or equitable) at any time, present or future, held, given or intended to be given for the Bank Indebtedness, and any rights or remedies in respect thereof, may, from time to time, in whole or in part, be exchanged, sold, surrendered, released, modified, waived, restated or extended by Bank, and Bank may permit or consent to any such action or the result of any such action;

all as Bank may deem advisable and all without impairing, abridging, diminishing, releasing or affecting the subordination provided for herein to the Bank Indebtedness. All rights and interests of Bank hereunder shall remain in full force and effect irrespective of any circumstance that might constitute a defense available to, or a discharge of, Borrower, or any lack of validity or enforceability of any document or instrument.

(d)   Creditor hereby represents and warrants to Bank that none of the Subordinated Obligations or any other obligations of Borrower to Creditor are secured by any assets of Borrower or any other person or entity, and covenants and agrees that, unless otherwise consented to in writing by Bank, none of the Subordinated Obligations or any other obligations of Borrower to Creditor will be secured, directly or indirectly, by any of the assets of Borrower or any other person or entity. Without limitation to the generality of the foregoing, or any of the other provisions hereof, in the event at any time any of the Subordinated Obligations or any other obligations of Borrower to Creditor are secured, it is further hereby agreed and acknowledged that all rights, titles, liens, estates, interest and remedies accruing to Creditor or its successors, assigns, designees, transferees, purchasers at foreclosure and/or other purchasers, whether as mortgagee, secured party, landlord, owner or otherwise, and whether consensual or arising by operation of law or in equity or otherwise, are and shall be subject and subordinate in all respects to all mortgages, security agreements, security interests, assignments, pledges, rights, titles, interests, estates and remedies of Bank and its successors, assigns, designees, transferees, purchasers at foreclosure and/or other purchasers, arising in connection with any of the Bank Indebtedness, whether consensual or arising by operation of law or in equity or otherwise. For so long as any of the Bank Security Documents and any modifications, consolidations, replacements or extensions thereof shall remain in effect, the mortgages, security agreements, security interests, rights, titles, interests, estates and remedies arising under any Subordinated Security Documents shall be superior to any mortgages, security agreements, security interests, rights, titles, liens, interest and estate in favor of any person or entity other than Bank, its successors or assigns, with respect to any collateral under the Bank Security Documents, and Creditor agrees that it shall not voluntarily subordinate any Subordinated Security Document or other lien or interest to any mortgage, lease, security agreement, indenture, agreement, contract or encumbrance in favor of any person or entity other than Bank, its successors or assigns, respecting any such collateral under the Bank Security Documents.

Creditor further agrees that, for so long as any Bank Indebtedness remains outstanding, Creditor shall take no action to enforce collection of the Subordinated Obligations (or any other obligations of Borrower to Creditor) against Borrower or any guarantor of such Subordinated Obligations; nor shall the Creditor take any action to foreclose or enforce its rights as a secured creditor or lienholder or to establish its status as a lienholder under any Subordinated Security

Documents or otherwise against any assets of Borrower or any guarantor of such Subordinated Obligations, except in accord with Section 4 below. In addition, so long as the Bank Indebtedness remains outstanding, neither the Creditor nor the Borrower shall amend, modify, restate the terms of the Subordinated Indebtedness without the Bank's prior written consent.

3. **Subordination Absolute**. Neither the subordination provided for herein nor the rights of Bank hereunder shall be affected, modified or impaired by (a) any extension, renewal, modification, restatement, forbearance or waiver of any terms of any Bank Security Documents or any other instrument or document executed in connection herewith nor (b) any release, modification or substitution of any collateral therefor.

4. **Further Assurances**. Creditor agrees to take promptly such actions as Bank may reasonably request to (i) collect the Subordinated Obligations for account of Bank and to file appropriate claims or proofs of claim in respect of the Subordinated Obligations, (ii) execute and deliver to Bank such powers of attorney, assignments or other instruments as Bank may reasonably request in order to enable it to enforce any and all claims with respect to, and any security interests and other liens securing payment of, the Subordinated Obligations, and (iii) collect and receive any and all payments or distributions that may be payable or deliverable upon or with respect to the Subordinated Obligations.

5. **Reinstatement**. The provisions of this Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Bank Indebtedness is rescinded or must otherwise be returned by Bank upon the insolvency, bankruptcy or reorganization of Borrower or otherwise, all as though such payment had not been made.

6. **Enforcement**. Creditor agrees to pay to Bank on demand all costs and expenses of any kind, including, without limitation, attorneys' fees, expenses and disbursements which Bank may incur in enforcing any of its rights under this Agreement.

7. **Cumulative Rights; No Waiver; Modification**. Nothing herein contained or arising shall limit or restrict any of the obligations or agreements of Creditor or Borrower under any other document or instrument with or in favor of Bank. Each and every right granted to Bank hereunder or in connection herewith, or allowed by law or equity, shall be cumulative and may be exercised from time to time. No failure on the part of Bank to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Bank of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No amendment or modification of any provision of this Agreement or any waiver thereof shall in any event be effective unless made by an instrument in writing signed by Bank and the party to be charged therewith.

8. **Legends**. Any instrument evidencing any of the Subordinated Obligations, or any portion thereof, shall be inscribed with a legend, or otherwise include a reference, conspicuously indicating that payment thereof is subordinated pursuant to the terms of this Agreement, and a copy thereof shall be delivered to Bank. Any such instrument shall also provide in substance that any transferee thereof shall, by acceptance thereof, assume, agree to and accept the terms of this Agreement.

9. **Governing Law.** This Agreement shall be governed by, and construed and interpreted in accordance with, the internal laws of the State of Texas.

10. **Termination.** This Agreement is a continuing agreement and shall remain in full force and effect until the final indefeasible payment in full of all of the Bank Indebtedness, expiration of all commitments by Bank to make advances to Borrower under any document or instrument and the termination of all documents and instruments evidencing and/or securing any Bank Indebtedness.

11. **Descriptive Headings.** The captions in this Agreement are for convenience of reference only and shall not define or limit the provisions hereof.

12. **Binding Effect.** Wherever in this Agreement one of the parties hereto is named or referred to, the heirs, administrators, executors, successors, assigns, distributees and legal and personal representatives of such party shall be included, and all covenants and agreements contained in this Agreement by or on behalf of Creditor and/or Borrower or by or on behalf of Bank shall bind and inure to the benefit of their respective heirs, administrators, executors, successors, assigns, distributees, and legal and personal representatives, whether so expressed or not. Notwithstanding the foregoing, neither Creditor nor Borrower shall be entitled to assign any of their respective rights, titles, and interest hereunder, delegate any of their respective obligations, liabilities, duties, or responsibilities hereunder, or permit any such assignment or delegation to occur (voluntarily or involuntarily, or directly or indirectly), without the prior written consent of Bank.

13. **Severability.** If any provision of this Agreement shall be held or deemed to be or shall, in fact, be inoperative or unenforceable as applied in any particular case in any jurisdiction or jurisdictions or in all jurisdictions, or in all cases because it conflicts with any other provision or provisions hereof or any constitution or statute or rule of public policy, or for any other reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatever.

14. **Amendment and Restatement.** This Agreement amends and restates that certain Amended and Restated Creditors' Subordination Agreement executed by the parties hereto dated as of June 19, 2007.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the30th day of May, 2008.

BORROWER:

UNIVERSAL POWER GROUP, INC., a
Texas corporation

Julie Sonson Reese
Julie Sanson Reese
Sr VP of Finance

CREDITOR:

ZUNICOM, INC., a Texas corporation

By: _____

William Tan, Its: President

By: _____

John Rudy, Its: Chief Financial Officer

BANK:

COMPASS BANK

By: _____

Its: Exec. VP.

STATE OF TEXAS

COUNTY OF DALLAS

 I, the undersigned, Notary Public in and for said County in said State, hereby certify that _____, whose name as S. VP Finance +CF of **Universal Power Group, Inc.**, a Texas corporation, is signed to the foregoing instrument and who is known to me, acknowledged before me on this day that, being informed of the contents of the instrument, _he, as such and with full authority, executed the same voluntarily for and as the act of said corporation.

Given under my hand this the _12_ day of ___June___, 2008.

_____
Notary Public
My Commission Expires: _September 20, 2009_

[NOTARIAL SEAL]

```
TRACIE HUNTER
Notary Public, State of Texas
My Commission Expires
September 20, 2009
```

STATE OF ___NEVADA___

COUNTY OF ___CLARK___

     I, the undersigned, Notary Public in and for said County in said State, hereby certify that William Tan, whose name as President of **Zunicom, Inc.**, a Texas corporation, is signed to the foregoing instrument and who is known to me, acknowledged before me on this day that, being informed of the contents of the instrument, _he, as such and with full authority, executed the same voluntarily for and as the act of said corporation.

Given under my hand this the _4_ day of June, 2008.

_____
Notary Public
My Commission Expires:

[NOTARIAL SEAL]



```
NOTARY PUBLIC
STATE OF NEVADA
County of Clark
No. 08-8228-1    JAMES A. ZIEGLER
My Appointment Expires March 12, 2012
```

STATE OF _NEW JERSEY_

COUNTY OF _MONMOUTH_

I, the undersigned, Notary Public in and for said County in said State, hereby certify that John Rudy, whose name as Chief Financial Officer of **Zunicom, Inc.,** a Texas corporation, is signed to the foregoing instrument and who is known to me, acknowledged before me on this day that, being informed of the contents of the instrument, _he, as such and with full authority, executed the same voluntarily for and as the act of said corporation.

Given under my hand this the _5_ day of June 2008.

Caroline M. Agneta
Notary Public
My Commission Expires: _6-16-2013_

[NOTARIAL SEAL]

CAROLINE M. AGNETA
NOTARY PUBLIC STATE OF NEW JERSEY
My Commission Expires June 16, 2013

STATE OF TEXAS

COUNTY OF DALLAS

I, the undersigned, Notary Public in and for said County in said State, hereby certify that _Riley Coker_, whose name as _Executive VP_ of **COMPASS BANK,** an Alabama banking corporation, is signed to the foregoing instrument and who is known to me, acknowledged before me on this day that, being informed of the contents of the instrument, _he, as such and with full authority, executed the same voluntarily for and as the act of said corporation.

Given under my hand this the _17th_ day of _June_, 2008.

G Browning
Notary Public
My Commission Expires: _2-14-2010_

[NOTARIAL SEAL]



G. Browning
Notary Public
State of Texas
My Commission Expires
February 14, 2010

SECOND AMENDED AND RESTATED CREDITORS' SUBORDINATION AGREEMENT – Page 8

Schedule 1
Subordinated Indebtedness

1) Unsecured Promissory Note dated December 20, 2006 of Universal Power Group, Inc. in the original principal amount of $2,850,000 payable to the order of Zunicom, Inc.

2) Unsecured Promissory Note dated December 20, 2006 of Universal Power Group, Inc. in the original principal amount of $3,000,000 payable to the order of Zunicom, Inc.

Dallas_1\5196096\2
16621-103 4/7/2008